Exhibit 99.1

Nano Dimension Strengthens Footprint in North America: Announces Channel Partnership with Fisher Unitech

Fisher Unitech’s CEO: “Our industry leading clients strive to design, test and launch products faster than the competition and we are excited to bring them another tool to accelerate that process.”

NESS ZIONA, Israel – August 1, 2018 – Nano Dimension, a leading additive electronics provider (Nasdaq, TASE: NNDM), announced today the expansion of its channel network with the addition of Fisher Unitech, a U.S. market leading technology provider of 3D product development software tools and 3D printers.

As part of the reseller agreement, Fisher Unitech will purchase Nano Dimension’s award-winning DragonFly 2020 Pro 3D Printer for professional electronics, and make the technology available to its large customer base. This is the third channel partnership that Nano Dimension has established in North America, and represents a significant addition to the Company’s sales reach.

“Fisher Unitech’s geographical reach, strong position in key verticals and excellent reputation makes them an ideal partner to accelerate our growth in the United States,” said Simon Fried, President of Nano Dimension USA. “We look forward to a long and fruitful relationship with them.”

Founded in 1993 in Michigan, Fisher Unitech has 17 offices and 3D printing labs, supporting sales across 22 states, with more than 17,000 customers. The combination of Nano Dimension’s DragoFly 2020 Pro 3D printer with electrical and PCB design software allows Fisher Unitech to offer a complete embedded electronic solution to their customers.

“This partnership represents significant growth potential for both companies. Nano Dimension’s technology forwards our mission to fundamentally advance manufacturing in America by adding the most advanced 3D printed circuit board technology to our customers,” said Matt Wise, CEO of Fisher United. “Circuit boards are an essential element of the Internet of Things and smart connected products. Our industry leading clients strive to design, test and launch products faster than the competition and we are excited to bring them another tool to accelerate that process.”

Nano Dimension’s DragonFly 2020 Pro 3D Printer is shaping the electronic additive manufacturing market by empowering companies to take control of their entire development cycle. The award-winning system enables the 3D-printing of functional electronics such as sensors, conductive geometries, antennas, molded connected devices, printed circuit board and other devices.

About Fisher Unitech

Fisher Unitech is fundamentally improving manufacturing in America by delivering, supporting and training customers on the best product development software and additive and subtractive manufacturing solutions available. The company delivers 3D software and hardware, which enable customers to design, validate and manage innovative products from prototyping to manufacturing. Fisher Unitech is the largest provider of Stratasys 3D printers in the world and one of the leading Solidworks™ providers. Fisher Unitech provides best-in-class technical experts who work proactively to ensure that customers gain the most value from their investment with award-winning training options, consultation and support. Fisher Unitech has locations throughout the Midwest, Mid-Atlantic, and New England. For more information, visit http://www.fisherunitech.co

About Nano Dimension Ltd.

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses that Fisher Unitech is an ideal partner to accelerate Nano Dimension’s growth in the United States, and the partnership represents significant growth potential for both companies. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 15, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com

FISHER UNITECH PR CONTACT

Stacey Clement, VP of Marketing | 248-328-4770 | sclement@fisherunitech.com